February 1, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Tenet Healthcare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 7, 2012

File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the response of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us,” unless the context otherwise requires) to the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2012 and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 (the “September 2012 Form 10-Q”) that was filed with the Commission on November  7, 2012.

Based on my telephone conversation with Dana Hartz on January 22, 2013, it is my understanding that the Staff has the following comments to our previous response filed on January 3, 2013 to the comment letter from the Staff dated December 12, 2012 (the “Comment Letter”):

Staff Comments

With regard to your response to Comment 2, please provide:

•                  In addition to the quarter ended December 31, 2011, at what other dates was the Creighton University Medical Center tested for impairment; and

•                  Whether you reviewed depreciation estimates and methods for the Creighton University Medical Center (and the other hospitals mentioned in the early warning disclosures) as required by Topic 250 as specified by ASC 360-10-35-22 and the results of such review.  If you made no revisions to estimates and methods, why you believe no revisions were necessary.

Company Response

As a best practice, at year end we annually perform an undiscounted cash flow analysis for all of our hospitals as part of the completion of our annual business planning and budget process. In addition to the quarter ended December 31, 2011, we also performed an undiscounted cash flow analysis of Creighton

Tenet Healthcare Corporation • Headquarters Office

1445 Ross Avenue, Suite 1400 • Dallas, TX 75202 • Tel: 469.893.2000 • Fax: 469.893.8600 • www.tenethealth.com

University Medical Center (“Creighton”) as part of our annual impairment analysis performed at year end in prior years. During each of these annual impairment analyses, including the quarter ended December 31, 2011, Creighton’s projected undiscounted cash flows exceeded the carrying value of the long-lived assets and, as a result, no further analyses were deemed necessary.  As part of our quarterly close process, we review recent activities and changes in the business conditions of all of our hospitals to determine if there were any “triggering events” that would require an impairment analysis on an interim basis.  Creighton was subject to this quarterly review, including during the quarters ended March 31 and June 30, 2012.  We did not believe a triggering event occurred as of March 31, 2012; however, we considered events which occurred subsequent to March 31, 2012 and their potential impact on our impairment considerations.  We concluded that even if these events would have constituted a triggering event within the impairment accounting literature that would have warranted a probability-weighted cash flow analysis to be completed as of March 31, 2012 (with consideration of a near term divestiture as one scenario), the estimated future undiscounted cash flows of Creighton would still have been in excess of the carrying value of the long-lived assets. We concluded that the quarter ended June 30, 2012 was the first reporting period where an additional impairment analysis for Creighton was necessary.  This conclusion was based on various events that occurred during the quarter ended June 30, 2012, including us entering into a letter of intent to sell Creighton, our Board of Directors approving management’s plan to sell Creighton, and the status of the negotiations with the organization that ultimately acquired Creighton from us.  Due to the events that occurred during the quarter ended June 30, 2012, we provided early warning disclosures of a possible material impairment associated with Creighton in a Form 8-K that we filed on April 26, 2012 and in a Subsequent Event footnote on page 19 of our March 31, 2012 Form 10-Q filed on May 8, 2012.

Also as part of our quarterly close process, we review recent activities and changes in the business conditions of all of our hospitals that may impact the estimated useful lives of our long-lived tangible and intangible assets.  If any changes in asset lives are made, they are considered when we develop estimates of future cash flows used to test our hospitals’ asset groups for recoverability.

Each year as part of our undiscounted cash flow analysis, we evaluate any material conditions that would require us to shorten the estimated useful lives of our long-lived tangible assets. As part of our annual assessment, we did not identify any such material conditions for the three hospitals, including Creighton, that were part of the early warning disclosure in the 2011 Form 10-K on page 74. However, we did reevaluate the useful lives of certain of our software intangible assets in prior quarters as a result of our planned implementation of a new software system in connection with our Electronic Health Records initiative to ensure the estimated useful lives of the existing software system being used was appropriate and would not exceed the implementation plan timeframe to replace the existing system. This resulted in the shortening of the estimated useful lives of certain software intangible assets for these three hospitals during the first and second quarters of 2010 and the second quarter of 2012.

The Company acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response letter, please call me at (469) 893-2246, fax information to me at (469) 893-3246, or e-mail information to daniel.cancelmi@tenethealth.com.

Sincerely,

/s/ Daniel J. Cancelmi
Daniel J. Cancelmi
Chief Financial Officer

cc:        Dana Hartz (Securities and Exchange Commission)

Lisa Vanjoske (Securities and Exchange Commission)

Paul Castanon (Tenet Healthcare Corporation)

Scott Ramsey (Tenet Healthcare Corporation)

Audrey Andrews (Tenet Healthcare Corporation)

Dan Odom (Deloitte & Touche LLP)

Karen Van Compernolle (Deloitte & Touche LLP)